News Release

TRAVELLINGWAVE EXECUTES INTEGRATION LICENSE AGREEMENT WITH ZI CORPORATION

TravellingWave to bundle VoicePredict™ Speech-to-Text with eZiText™ and eZiType™ Text Prediction

SEATTLE, WA – October 29, 2008 – TravellingWave, a leader in next-generation multimodal mobile input technology, and Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the "Company" or "Zi"), a leading provider of solutions for mobile search, text input and advertising, today announced that they have signed a nonexclusive integration license to effectively combine TravellingWave’s VoicePredict™ speech-to-text software with Zi Corporation’s eZiText and eZiType text-prediction products to enable mobile phone users to more accurately speak and type text messages.

Mobile users typically Tap onto a keypad or Touch a soft-screen display. Many users are familiar with text-prediction, wherein a list of choice words are displayed, based on initial letters typed. TravellingWave’s VoicePredict input method combines this form of text-prediction simultaneously with speech recognition, to result in a fast, easy, and accurate text input for mobile devices.

"The combination of Zi’s eZiText and eZiType text-prediction and TravellingWave’s predictive speech-to-text technology, will enable VoicePredict to deliver greater value for texting and also open up new avenues for our customers with respect to mobile messaging, search, discovery, and mobile advertisement," said Ashwin Rao, founder and CEO of TravellingWave. "We are delighted to work with Zi Corporation’s proven products, which already reside in two leading mobile handsets. The agreement further validates our technology leadership in the multimodal space."

Milos Djokovic, President and CEO of Zi Corporation, said "We are extremely excited to work with TravellingWave on the cutting edge of voice input innovation to offer new usability solutions to our mutual customers."

About TravellingWave: TravellingWave is an early-stage company that develops software, using speech recognition technology, for entering text into mobile devices. The predictive speech-to-text technology combines traditional predictive text input with speech recognition. The result is an extremely simple, fast, and enhanced interface for mobile users. Founded in Seattle in 2004, TravellingWave is based in Seattle, Washington. The company has been privately funded by the company founder, Dr. Ashwin Rao, and prominent Seattle-based angel investors. TravellingWave has also been partially supported by grant-awards from the National Science Foundation. For more information, please visit the company Web site at www.travellingwave.com

About Zi Corporation: Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma™ and Qix™ are trademarks of Zi and/or its subsidiaries. TravellingWave™, VoicePredict™, Predictive Speech-to-Text™, and Always Listening™ are trademarks of TravellingWave Inc. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
+1 212 554 5488	+1 403 233 8875	+1 403 233 8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com

For TravellingWave:

Chris Pfaff	TravellingWave Inc.	TravellingWave Inc.
Chris Pfaff Tech/Media LLC	Ashwin Rao, CEO	Greg Aronov, VP
+1 201 218 0262	+1 425 273 6933	+1 206 228 2712
chris@chrispfafftechmedia.com	ashwin@travellingwave.com	greg@travellingwave.com